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UNITED STATES	OMB Number: 3235-0058
SECURITIES AND EXCHANGE COMMISSION	Expires: February 28, 2019
Washington, D.C. 20549
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FORM 12b-25	burden hours per response: 2.50

SEC FILE NUMBER 333-150028
CUSIP NUMBER 120613 104

                                                                 NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K     [_]  Form 20-F    [_] Form 11-K  [_] Form 11-K      [X]  Form 10-Q  [_] Form 10-D  [_]

Form N-SAR [_] Form NCSR [_]

For Period Ended:     December 31, 2018

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

____________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION
Bunker Hill Mining Corp, Full Name of Registrant
__________________________________________________________ Former Name if Applicable
401 Bay Street, Suite 2702 Address of Principal Executive Office (Street and Number)
Toronto, Ontario, Canada M5H 2Y4 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K,

     Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the

transition report portion thereof, could not be filed within the prescribed time period,

The Registrant is awaiting completion of independent accountant review.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Lukas D. O’Dowd                                  208                    714-0487

                 (Name)                                     (Area Code)          (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or

     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

     If answer is no, identify report(s).   [X] Yes   [_] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year would be reflected by the earnings statements to be included in the subject report or portion thereof?

      [_] Yes     [X]  No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

__________________________________________

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February 12, 2018                                                           By:    /s/ Julio DiGirolamo

                                                                                                                 Julio DiGirolamo

                                                                                                                 Chief Financial Officer